File No. 82-2683

07027889

Wolters Kluwer

November 12, 2007 | CET 12:00 pm

Wolters Kluwer €175 Million Share Buy-back Program

Amsterdam (November 12, 2007) - Wolters Kluwer, a leading global information services and publishing company, today announces that in line with the launch of its €175 million share buy-back program on November 7, 2007, the company has repurchased 415,000 ordinary shares on November 9, 2007.

This further share buy-back program commenced with the completion of the €475 million share buy-back program, that ended on November 8, 2007.

Shares were repurchased at an average price of €21.31 for a total amount of €8.8 million. For detailed information on the daily repurchased shares, see the Wolters Kluwer website at http://www.wolterskluwer.com/WK/Investors/Share+Information/Share+Buy-back+Programs/

SUPPL

The total number of shares repurchased under this program to date is 415,000 ordinary shares for a total consideration of €8.8 million.

About Wolters Kluwer

Wolters Kluwer is a leading global information services and publishing company. The company provides products and services for professionals in the health, tax, accounting, corporate, financial services, legal and regulatory sectors. Wolters Kluwer has annual revenues (2006) of €3.4 billion, employs approximately 18,450 people worldwide, and maintains operations across Europe, North America, and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its shares are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices. For more information, visit www.wolterskluwer.com.

Forward-looking Statements

This press release contains forward-looking statements. These statements may be identified by words such as "expect," "should," "could," "shall," and similar expressions. Wolters Kluwer cautions that such forward-looking statements are qualified by certain risks and uncertainties that could cause actual results and events to differ materially from what is contemplated by the forward-looking statements. Factors which could cause actual results to differ from these forward-looking statements may include, without limitation, general economic conditions; conditions in the markets in which Wolters Kluwer is engaged; behavior of customers, suppliers, and competitors; technological developments; the implementation and execution of new ICT systems or outsourcing; and legal, tax, and regulatory rules affecting Wolters Kluwer's businesses, as well as risks related to mergers, acquisitions, and divestments. In addition, financial risks such as currency movements, interest rate fluctuations, liquidity, and credit risks could influence future results. The foregoing list of factors should not be construed as exhaustive. Wolters Kluwer disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

PROCESSED
NOV 1 9 2007
THOMSON
FINANCIAL

END